Results of September 12, 2002 Putnam New Century Growth Fund shareholder meeting
(Unaudited)

A meeting of shareholders of the fund was held on September 12, 2002. At the meeting, a proposal recommending an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Putnam New Century Growth Fund to Putnam Voyager Fund II in exchange for the issuance and delivery of shares of beneficial interest of Putnam Voyager Fund II and the assumption by Putnam Voyager Fund II of all of the liabilities of Putnam New Century Growth Fund, and the distribution of such shares to the shareholders of Putnam New Century Growth Fund in complete liquidation of Putnam New Century Growth Fund, was passed as follows: 18,176,385 votes for, 692,964 votes against, with 835,238 abstentions and broker non-votes.